CUSIP No. 72147K 108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

PILGRIM’S PRIDE CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

72147K 108
(CUSIP Number)

JBS USA HOLDING LUX S.À R.L.
Avenue de La Gare - 8-10
1610 Luxembourg
Grand-Duchy of Luxembourg
+ 352 285 6803

with a copy to:
Jeremiah O'Callaghan
JBS S.A.
Avenida Marginal Direita do Tietê, 500, Bloco 1, 3 andar
São Paulo, SP, Brazil 05118-100
+55 11 3144-7798
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
WESLEY MENDONÇA BATISTA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JOESLEY MENDONÇA BATISTA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
J&F INVESTIMENTOS S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS INVESTMENTS LUXEMBOURG SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS GLOBAL LUXEMBOURG S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS HOLDING LUXEMBOURG S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS GLOBAL MEAT HOLDINGS PTY. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS USA HOLDING LUX S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS USA LUX S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS ANSEMBOURG HOLDING S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS LUXEMBOURG S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS USA FOOD COMPANY HOLDINGS I.R.S. Identification No. 58-1034573

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS USA FOOD COMPANY I.R.S. Identification No. 81-0775570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72147K 108

1	NAMES OF REPORTING PERSONS
JBS WISCONSIN PROPERTIES, LLC I.R.S. Identification No. 39-1993214

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (See Item 2)

Item 1. Security and Issuer

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Statement on Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2010, as amended on November 8, 2010, on January 3, 2012, on March 1, 2012, on March 7, 2012, on March 13, 2012, on December 28, 2015 and on December 30, 2015 (the “Statement”), with respect to Common Stock, par value $0.01 per share (the “Common Stock”), of Pilgrim’s Pride Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1770 Promontory Circle, Greeley, Colorado 80634-9038. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and replaced in its entirety as follows:

This Statement is being filed jointly by Wesley Mendonça Batista, Joesley Mendonça Batista, J&F Investimentos S.A. (“J&FI”), JBS S.A. (“JBS Brazil”), JBS Investments Luxembourg SA (“JBS Investments Luxembourg”), JBS Global Luxembourg S.à r.l. (“JBS Global Luxembourg”), JBS Holding Luxembourg S.à r.l. (“JBS Holding Luxembourg”), JBS Global Meat Holdings Pty. Ltd. (“JBS Global Meat”), JBS USA Holding Lux S.à r.l. (“JBS USA Holding Lux”), JBS USA Lux S.A. (“JBS USA Lux”), JBS Ansembourg Holding S.à r.l. (“JBS Ansembourg”), JBS Luxembourg S.à r.l. (“JBS Luxembourg”), JBS USA Food Company Holdings (“JBS USA FC Holdings”), JBS USA Food Company (“JBS USA FC”) and JBS Wisconsin Properties, LLC (“JBS Wisconsin”) (each a “Reporting Person” and, collectively, the “Reporting Persons”). Wesley Mendonça Batista and Joesley Mendonça Batista are sometimes referred to herein as the “Batistas.”

JBS Wisconsin, a Wisconsin limited liability company, has its principal office at 1770 Promontory Circle, Greeley, Colorado 80634-9038. JBS Wisconsin’s principal business is holding certain subsidiaries of JBS USA FC. All of the issued and outstanding membership interests of JBS Wisconsin are owned by JBS USA FC.

JBS USA FC, a corporation organized under the laws of Delaware, has its principal office at 1770 Promontory Circle, Greeley, Colorado 80634-9038. JBS USA FC’s principal business is processing, preparing, packaging and delivering beef, pork and chicken products to customers. All of the issued and outstanding stock of JBS USA FC is owned by JBS USA FC Holdings.

JBS USA FC Holdings, a corporation organized under the laws of Delaware, has its principal office at 1770 Promontory Circle, Greeley, Colorado 80634-9038. JBS USA FC Holding’s principal business is holding all of the issued and outstanding stock of JBS USA FC. All of the issued and outstanding stock of JBS USA FC Holdings is owned by JBS Luxembourg.

JBS Luxembourg, a Luxembourg private limited liability company, has its principal office at Avenue de La Gare - 8-10, postcode: -1610, Luxembourg, Grand-Duchy of Luxembourg. JBS Luxembourg’s principal business is holding certain subsidiaries of JBS Ansembourg. All of the issued and outstanding shares of JBS Luxembourg are owned by JBS Ansembourg.

JBS Ansembourg, a Luxembourg private limited liability company, has its principal office at Avenue de La Gare - 8-10, postcode: 1610, Luxembourg, Grand-Duchy of Luxembourg. JBS Ansembourg’s principal business is holding certain subsidiaries of JBS USA Lux. All of the issued and outstanding shares of JBS Ansembourg are owned by JBS USA Lux.

JBS USA Lux, a Luxembourg public limited liability company, has its principal office at Avenue de La Gare - 8-10postcode: 1610, Luxembourg, Grand-Duchy of Luxembourg. JBS USA Lux’s principal business is holding certain subsidiaries of JBS USA Holding Lux. All of the issued and outstanding shares of JBS USA Lux are owned by JBS USA Holding Lux.

JBS USA Holding Lux, a Luxembourg private limited liability company, has its principal office at Avenue de La Gare - 8-10, postcode: 1610, Luxembourg, Grand-Duchy of Luxembourg. JBS USA Holding Lux’s principal business is holding all of the issued and outstanding share capital of JBS USA Lux. All of the issued and outstanding shares of JBS USA Holding Lux are owned by JBS Global Meat.

JBS Global Meat, an Australian proprietary limited company, has its principal office at Stroombaan 16, 5th Floor 1181 VX, Amstelveen, Netherlands. JBS Global Meat’s principal business is holding all of the issued and outstanding share capital of JBS USA Holding Lux. All of the issued and outstanding shares of JBS Global Meat are owned by JBS Holding Luxembourg and JBS Global Luxembourg.

JBS Holding Luxembourg, a Luxembourg private limited liability company, has its principal office at Avenue de La Gare - 8-10, postcode: 1610, Luxembourg, Grand-Duchy of Luxembourg. JBS Holding Luxembourg’s principal business is holding shares of JBS Global Meat. All of the issued and outstanding shares of JBS Holding Luxembourg are owned by JBS Global Luxembourg.

JBS Global Luxembourg, a Luxembourg private limited company, has its principal office at Avenue de La Gare - 8-10, postcode: 1610, Luxembourg, Grand-Duchy of Luxembourg. JBS Global Luxembourg’s principal business is holding certain indirect subsidiaries of JBS Brazil. All of the issued and outstanding shares of JBS Global Luxembourg are owned by JBS Investments Luxembourg.

JBS Investments Luxembourg, a Luxembourg public limited liability company, has its principal office at Avenue de La Gare - 8-10, postcode: 1610, Luxembourg, Grand-Duchy of Luxembourg. JBS Investments Luxembourg’s principal business is holding shares of JBS Global Luxembourg. All of the issued and outstanding shares of JBS Investments Luxembourg are owned by JBS Brazil.

JBS Brazil, a Brazilian corporation, has its principal office at Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil. JBS Brazil’s principal business is processing, preparing, packaging and delivering beef, pork and chicken products to customers. Approximately 44.24% of JBS Brazil’s stock is owned by J&FI. In accordance with Brazilian corporate law, J&FI is considered the controlling shareholder of JBS Brazil.

J&FI, a Brazilian corporation, has its principal office at Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, A, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil. J&FI’s principal business is holding stock of certain companies controlled by the Batistas. The Batistas control all of the issued and outstanding shares of J&FI through their direct and indirect ownership of J&FI’s four shareholders, JJMB Participações Ltda., ZMF Participações Ltda., WWMB Participações Ltda. and Pinheiros Fundo de Investimento em Participações Multiestratégia.

Joesley Mendonça Batista is an individual with Brazilian citizenship whose business address is Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar - A, sala nº 03, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil. His principal occupation is shareholder of the J&FI Group (as defined below).

Wesley Mendonça Batista is an individual with Brazilian citizenship whose business address is Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar - A, sala nº 04, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil. His principal occupation is shareholder of the J&FI Group.

Set forth on Schedules I through XIII attached to Amendment No. 8 to this Statement (“Amendment No. 8”), and incorporated herein by reference, are the (a) name, (b) citizenship, (c) residence or business address and (d) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each of the directors and executive officers, to the extent applicable, of JBS Wisconsin, JBS USA FC, JBS USA FC Holdings, JBS Luxembourg, JBS Ansembourg, JBS USA Lux, JBS USA Holding Lux, JBS Global Meat, JBS Holding Luxembourg, JBS Global Luxembourg, JBS Investments Luxembourg, JBS Brazil and J&FI.

Except as described below, during the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any person named in any of Schedules I through XIII attached to Amendment No. 8 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On May 3, 2017, certain officers of J&FI and of the companies controlled by J&FI (including JBS Brazil and the Reporting Persons that are subsidiaries of JBS Brazil) (collectively, the “J&FI Group”), including the Batistas and Francisco de Assis e Silva, who were senior executives or board members of J&FI and other J&FI Group companies, entered into cooperation agreements (acordos de colaboração) (the “Cooperation Agreements”) with the Office of the Prosecutor General of Brazil (Procuradoria-Geral da República) in connection with the execution of certain illicit conduct by J&FI and such individuals acting in their capacity as J&FI Group executives. The annexes to the Cooperation Agreements include admissions of improper payments to politicians and political parties in Brazil during a ten-year period in exchange for receiving, or attempting to receive, favorable treatment for certain J&FI Group companies in Brazil.

On June 5, 2017, J&FI, for itself and as the controlling shareholder of the J&FI Group companies, entered into a leniency agreement (the “Leniency Agreement”) with the Brazilian Federal Prosecution Service (Ministério Público Federal), whereby J&FI assumed responsibility for the conduct that was described in the annexes to the Cooperation Agreements. In connection with the Leniency Agreement, J&FI agreed to pay a fine of R$8.0 billion and to contribute an additional R$2.3 billion in social projects in Brazil, adjusted for inflation, over a 25-year period.

Various proceedings by Brazilian governmental authorities, including criminal proceedings, remain pending against J&FI and certain of its former or current officers seeking to invalidate the Cooperation Agreements and/or impose more severe penalties for additional alleged illicit conduct that was not disclosed in the annexes to the Cooperation Agreements.

On October 14, 2020, J&FI, JBS Brazil and the Batistas entered into a settlement agreement (the “SEC Settlement”) with the SEC. Under the SEC Settlement, the SEC issued an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Exchange Act (the “SEC Order”) finding securities law violations by such parties that resulted in the Issuer failing to maintain accurate books and records and internal accounting controls. According to the SEC Order, the violations, which related to certain intercompany transactions from 2009 to 2015, were unbeknownst to the management of the Issuer.

On October 14, 2020, J&FI reached an agreement (the “J&FI Plea Agreement”), with the U.S. Department of Justice regarding violations stemming from the same facts and conduct that were the subject of the Leniency Agreement and the Cooperation Agreements. Pursuant to the J&FI Plea Agreement, J&FI pled guilty to one count of conspiracy to violate the U.S. Foreign Corrupt Practices Act. The J&FI Plea Agreement imposed a fine of US$256.5 million, and J&FI was required to make a payment of US$128.2 million under the J&FI Plea Agreement (due to J&FI receiving a 50% credit for amounts paid to Brazilian authorities).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 13, 2021, which is included as Exhibit 99.1 to Amendment No. 8, pursuant to which they have agreed to file Amendment No. 8 and any further amendments to the Statement jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Statement is hereby amended and supplemented by the addition of the following:

JBS Brazil anticipates that $26.50 per share of Common Stock will be expended in acquiring all of the outstanding shares of Common Stock not already owned by JBS Brazil and its subsidiaries. JBS Brazil anticipates that the acquisition of the shares would be funded with cash on hand, but may consider debt financing alternatives.  The information set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the addition of the following:

On August 12, 2021, JBS Brazil delivered to the board of directors of the Issuer (the “Issuer’s Board”) a letter setting forth a proposal to acquire all of the outstanding shares of Common Stock that are not owned by JBS Brazil or its subsidiaries for a purchase price of $26.50 per share in cash (the “Proposal”). A copy of the Proposal is filed as Exhibit 99.2 to Amendment No. 8, and the information set forth in the Proposal is incorporated by reference herein. On August 12, 2021, JBS Brazil issued a press release in connection with the Proposal, a copy of which is filed as Exhibit 99.3 to Amendment No. 8.

JBS Brazil indicated in the Proposal that it expects that a fully empowered special committee of independent and disinterested directors appointed by the Issuer’s Board (the “Special Committee”) will consider the Proposal and make a recommendation to the Issuer’s Board. JBS Brazil also stated in the Proposal that it will not move forward with the transaction contemplated by the Proposal unless the proposed transaction is approved by the Special Committee, advised by independent legal and financial advisors, and that the proposed transaction will be subject to a non-waivable condition requiring the approval of a majority of the aggregate voting power represented by the shares of Common Stock that are not owned by JBS Brazil or its affiliates.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq Global Select Market and other material changes in the Issuer’s business or corporate structure.

No assurances can be given that the transaction contemplated by the Proposal or any other potential transaction involving JBS Brazil (or any other Reporting Person) and the Issuer will be consummated, or, if a transaction is undertaken, as to its terms or timing. JBS Brazil reserves the right to modify or withdraw the Proposal at any time. JBS Brazil reserves the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and replaced in its entirety as follows:

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of Amendment No. 8 and the information set forth in Item 4 of this Statement are hereby incorporated by reference in this Item 5. As a result of the ownership structure and other relationships described in Item 2 of the Statement, each of the Reporting Persons is the beneficial owner, with shared voting and dispositive power with the other Reporting Persons, of 195,445,936 shares of Common Stock, of which JBS Wisconsin is the direct beneficial owner, that were acquired in connection with the Purchase Agreement and Contribution Agreement. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 243,675,522 shares of Common Stock outstanding as of July 28, 2021.

Except as disclosed in this Statement, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed in Schedules I through XIII attached to Amendment No. 8, beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in this Statement, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed in Schedules I through XIII attached to Amendment No. 8, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock that they may be deemed to beneficially own.

As of the date hereof, each Reporting Person disclaims beneficial ownership of the shares reported on this Statement, except to the extent of such Reporting Person’s respective pecuniary interest therein.

(c) Except as described herein, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedules I through XIII attached to Amendment No. 8, has effected any transaction in any of the shares of Common Stock during the past 60 days.

(d) Except as described herein, to the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares to which this Statement relates.

(e) Not Applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the addition of the following exhibits to this Amendment No. 8:

99.1	Joint Filing Agreement, dated as of August 13, 2021, among the Reporting Persons
99.2	Proposal letter, dated August 12, 2021, from JBS S.A. to the board of directors of the Issuer
99.3	Press release, issued August 12, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2021

JBS WISCONSIN PROPERTIES, LLC

By:	/s/ Denilson Molina
	Name:	Denilson Molina
	Title:	Officer

JBS USA FOOD COMPANY

By:	/s/ Denilson Molina
	Name:	Denilson Molina
	Title:	Officer

JBS USA FOOD COMPANY HOLDINGS

By:	/s/ Denilson Molina
	Name:	Denilson Molina
	Title:	Officer

JBS LUXEMBOURG S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS ANSEMBOURG HOLDING S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS USA LUX S.A.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS USA HOLDING LUX S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS GLOBAL MEAT HOLDINGS PTY LTD.

By:	/s/ Lucas Ebram Vilhena de Moraes
	Name:	Lucas Ebram Vilhena de Moraes
	Title:	Director

JBS HOLDING LUXEMBOURG S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS GLOBAL LUXEMBOURG S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS INVESTMENTS LUXEMBOURG SA

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS S.A.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Officer

By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Investor Relations and Chief Financial Officer

J&F INVESTIMENTOS S.A.

By:	/s/ Aguinaldo Gomes Ramos Filho
	Name:	Aguinaldo Gomes Ramos Filho
	Title:	Officer

JOESLEY MENDONÇA BATISTA

/s/ Joesley Mendonça Batista

WESLEY MENDONÇA BATISTA

/s/ Wesley Mendonça Batista

SCHEDULE I

Name, business address and present principal occupation or
employment of the executive officers of

JBS Wisconsin Properties, LLC

DIRECTORS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Gilberto Tomazoni	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Denilson Molina	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
Chief Financial Officer of JBS USA Food Company
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

André Nogueira de Souza	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
President and Chief Executive Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

EXECUTIVE OFFICERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

André Nogueira de Souza	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
President and Chief Executive Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Denilson Molina	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
Chief Financial Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Andrea Riva	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
Chief Accounting Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Diego Pirani	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
Secretary and Treasurer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Todd Anderson	USA	1770 Promontory Circle, Greeley, Colorado 80634
Head of Tax of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Chris Gaddis	USA	1770 Promontory Circle, Greeley, Colorado 80634
Head of Human Resources of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

SCHEDULE II

Name, business address and present principal occupation or employment of the directors and executive officers of

JBS USA Food Company

DIRECTORS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Gilberto Tomazoni	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Denilson Molina	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
Chief Financial Officer of JBS USA Food Company
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

André Nogueira de Souza	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
President and Chief Executive Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

EXECUTIVE OFFICERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

André Nogueira de Souza	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
President and Chief Executive Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Denilson Molina	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
Chief Financial Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Andrea Riva	USA	1770 Promontory Circle, Greeley, Colorado 80634
Chief Accounting Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Diego Pirani	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
Secretary and Treasurer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Todd Anderson	USA	1770 Promontory Circle, Greeley, Colorado 80634
Head of Tax of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Chris Gaddis	USA	1770 Promontory Circle, Greeley, Colorado 80634
Head of Human Resources of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

SCHEDULE III

Name, business address and present principal occupation or employment of the directors and executive officers of

JBS USA Food Company Holdings

DIRECTORS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Gilberto Tomazoni	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

Denilson Molina	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
Chief Financial Officer of JBS USA Food Company
Information concerning the principal business and principal address of JBS USA Food Company set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

André Nogueira de Souza	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
President and Chief Executive Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

EXECUTIVE OFFICERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

André Nogueira de Souza	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
President and Chief Executive Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

Denilson Molina	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
Chief Financial Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

Andrea Riva	USA	1770 Promontory Circle, Greeley, Colorado 80634
Chief Accounting Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

Diego Pirani	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
Secretary and Treasurer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

Todd Anderson	USA	1770 Promontory Circle, Greeley, Colorado 80634
Head of Tax of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

Chris Gaddis	USA	1770 Promontory Circle, Greeley, Colorado 80634
Head of Human Resources of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule III.

SCHEDULE IV

Name, business address and present principal occupation or employment of the managers of

JBS Luxembourg S.à r.l.

MANAGERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Jeremiah O’Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.

Jose Eduardo Tobaldini Jardim	Brazil	Avenue de La Gare - 8-10, postcode 1610, Luxembourg – Luxembourg
Officer of JBS Investments Luxembourg SA.
Information concerning the principal business and principal address of JBS Investments Luxembourg SA, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IV.

SCHEDULE V

Name, business address and present principal occupation or employment of the managers of

JBS Ansembourg Holding S.à r.l.

MANAGERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Jeremiah O’ Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule V.

Jose Eduardo Tobaldini Jardim	Brazil	Avenue de La Gare - 8-10, postcode 1610, Luxembourg – Luxembourg
Officer of JBS Investments Luxembourg SA.
Information concerning the principal business and principal address of JBS Investments Luxembourg SA, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule V.

SCHEDULE VI

Name, business address and present principal occupation or employment of the managers of

JBS USA Lux S.A.

MANAGERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Jeremiah O’ Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule VI.

Aidan Foley	Ireland	Avenue de La Gare - 8-10, postcode 1610, Luxembourg - Luxembourg
Chief Executive Officer of Centralis Group. Centralis Group’s principal business is providing outsourced corporate services and its principal office is located at Avenue de La Gare - 8-10, postcode 1016, Luxembourg – Luxembourg.

SCHEDULE VII

Name, business address and present principal occupation or employment of the managers of

JBS USA Holding Lux S.à r.l.

MANAGERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Jeremiah O’ Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule VII.

Jose Eduardo Tobaldini Jardim	Brazil	Avenue de La Gare - 8-10, postcode 1610, Luxembourg – Luxembourg
Officer of JBS Investments Luxembourg SA.
Information concerning the principal business and principal address of JBS Investments Luxembourg SA, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule VII.

SCHEDULE VIII

Name, business address and present principal occupation or employment of the directors and executive officers of

JBS Global Meat Holdings Pty. Ltd.

DIRECTORS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Edison Alvares	Brazil/Australia	1 Lock Way, Riverview, postcode: 4303, Queensland, Australia
Chief Financial Officer of JBS Australia Pty Limited.
JBS Australia Pty Limited’s principal business is processing, packing, and exporting meat products to customers, and its principal office is located at 1 Lock Way, Riverview, postcode: 4303, Queensland, Australia.

André Nogueira de Souza	Brazil	1770 Promontory Circle, Greeley, Colorado 80634
President and Chief Executive Officer of JBS USA Food Company.
Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule VIII.

Gilberto Tomazoni	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule VIII.

Juliano Jubileu	Brazil	Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands	Managing Director at Seara Meats B.V., trading company for the JBS Group, located at Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands.

Giovani Soares	Brazil	Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands	Manager at Seara Meats B.V., trading company for the JBS Group, located at Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands.

Lucas Ebram Vilhena de Moraes	Brazil	Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands
Legal Manager at JBS Global Meat Holdings Pty. Ltd., located at Managing Director at Seara Meats B.V., trading company for the JBS Group, located at  Stroombaan 16, 5th Floor,  1181 VX, Amstelveen, Netherlands.

SCHEDULE IX

Name, business address and present principal occupation or employment of the managers of

JBS Holding Luxembourg S.à r.l.

MANAGERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Jeremiah O’ Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IX.

Jose Eduardo Tobaldini Jardim	Brazil	Avenue de La Gare - 8-10, postcode 1610, Luxembourg – Luxembourg
Officer of JBS Investments Luxembourg SA.
Information concerning the principal business and principal address of JBS Investments Luxembourg SA, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule IX.

SCHEDULE X

Name, business address and present principal occupation or employment of the managers of

JBS Global Luxembourg S.à r.l.

MANAGERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Jeremiah O’ Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule X.

Jose Eduardo Tobaldini Jardim	Brazil	Avenue de La Gare - 8-10, postcode 1610, Luxembourg – Luxembourg
Officer of JBS Investments Luxembourg SA.
Information concerning the principal business and principal address of JBS Investments Luxembourg SA, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule X.

SCHEDULE XI

Name, business address and present principal occupation or employment of the directors and executive officers of

JBS Investments Luxembourg SA

MANAGERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Jeremiah O’ Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XI.

Jose Eduardo Tobaldini Jardim	Brazil	Avenue de La Gare - 8-10, postcode 1610, Luxembourg – Luxembourg
Officer of JBS Investments Luxembourg SA.
Information concerning the principal business and principal address of JBS Investments Luxembourg SA, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XI.

SCHEDULE XII

Name, business address and present principal occupation or employment of the directors and executive officers of

JBS S.A.

DIRECTORS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Jeremiah O’ Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Wesley Mendonça Batista Filho	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil	Officer of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

José Batista Sobrinho	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Vice-chairman of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Aguinaldo Gomes Ramos Filho	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
President of J&F Investimentos S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Alba Pettengill	Paraguay	Torre 2 de Las Galerias, 12° andar, Assunção, Paraguay	Cattle breeder in Paraguay.

Gelson Luiz Merisio	Brazil	Rua Jerônimo Coelho, nº 383, conjunto 906, postcode: 88010-030, Florianopolis, SC, Brazil	Business administrator in Brazil, with office at Rua Jerônimo Coelho, nº 383, conjunto 906, postcode: 88010-030, Florianopolis, SC, Brazil.

Gilberto Meirelles Xandó Baptista	Brazil	Rua Dr. Guilherme Bannitz, 126, 2º andar, Vila Nova Conceição, postcode: 04532-060, São Paulo, SP, Brazil	Independent director of multiple companies in Brazil, such as JSL S.A., Química Amparo Ltda. (Ypê) e Grupasso S.A.

Leila Abraham Loria	Brazil	Rua Peixoto Gomide, 1418, ap. 141, Cerqueira Cesar, postcode: 01409-002São Paulo, SP, Brazil	President of the Brazilian Institute of Corporate Governance, acting as independent director of multiple companies in Brazil.

Márcio Guedes Pereira Júnior	Brazil	Rua Gomes de Carvalho, 1069, conjunto 74, Vila Olímpia, postcode: 04547-005, São Paulo, SP, Brazil
Partner at Pangea Partners. Pangea Partners is a consulting company of financing with principal address at Rua Gomes de Carvalho, 1069, conjunto 74, Vila Olímpia, postcode: 04547-005, São Paulo, SP, Brazil.

EXECUTIVE OFFICERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Gilberto Tomazoni	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chief Executive Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Wesley Mendonça Batista Filho	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil	Officer of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Jeremiah Alphonsus O’Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Guilherme Perboyre Cavalcanti	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Investor Relations and Chief Financial Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Eliseo Santiago Perez Fernandez	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Administrative and Control Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

SCHEDULE XIII

Name, business address and present principal occupation or employment of the directors and executive officers of

J&F Investimentos S.A.

DIRECTORS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Márcio Antonio Teixeira Linares	Brazil	Rua General Furtado do Nascimento, 66, Alto de Pinheiros, postcode: 05465-070, São Paulo, SP, Brazil
Chairman of J&F Investimentos S.A.
Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XIII.

Francisco de Assis e Silva	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Vice-Chairman of J&F Investimentos S.A.
Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XIII.

Sergio Roberto Caldas Junior	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Director of J&F Investimentos S.A.
Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XIII.

Erico de Arruda Holanda	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Director of J&F Investimentos S.A.
Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XIII.

EXECUTIVE OFFICERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Aguinaldo Gomes Ramos Filho	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
President of J&F Investimentos S.A.
Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XIII.

Andre Alcantara Ocampos	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, A, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Vice-president of J&F Investimentos S.A.
Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XIII.